ACCESS PHARMACEUTICALS, INC.
                      2600 Stemmons Freeway
                             Suite 176
                          Dallas, TX 75207

Via EDGAR and Federal Express

July 26, 2006

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Ms. Song Brandon

Re: Access Pharmaceuticals, Inc. - File No. 333-135734
    Statement of Reasons for Eligibility of Registration
    Pursuant to Rule 415(a)(1)(i)
    -----------------------------

Dear Ms. Brandon:

On behalf of our client, Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), set forth below is the Company's response to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated July 19, 2006. For ease of reference, the comment is printed below in bold print, followed by the Company's response.

Eligibility for Shelf Registration Pursuant to Rule 415(a)(1)(i)
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1.  We note that the securities you are registering on your Form S-1 are
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being made on a shelf basis under Rule 415.  Given the nature and size of
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the transaction being registered, advise the staff of the company's basis
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for determining that the transaction is appropriately characterized as a
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transaction that is eligible to be made on a shelf basis under
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Rule 415(a)(1)(i).
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The Company respectfully submits that the securities
being registered under Form S-1, filed with the Commission on July 13, 2006, are eligible to be made on a shelf basis under Rule 415(a)(1)(i), as such securities are currently held by, or are issuable to, entities other than the Company, none or which are subsidiaries of the Company, and to none of which the Company is a subsidiary.

The Company wishes to register 9,298,170 shares of common stock representing shares currently held, and shares underlying convertible promissory notes and warrants held, by the

Office of the Cheif Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 26, 2006
Page 2


following three separate entities or their affiliates, none of which is either a subsidiary, or the parent of the Company:

1. Cornell Capital Partners, L.P.
2. Oracle Partners and affiliates
3. SCO Capital Partners and affiliates

Cornell Capital Partners, L.P.
------------------------------

Of the 9,298,170 shares being registered, 86,083 shares are being registered on behalf of Cornell
Capital Partners, L.P. ("Cornell"). Cornell acquired all 86,083 shares under a Standby Equity
Distribution Agreement ("SEDA"), executed on March
30, 2005 between the Company and Cornell.  The
Company is advised that Cornell has held all such shares for at least 10 months The Company currently wishes to register the shares issued to Cornell as required under the SEDA. The Company submits that the registration of such shares is in compliance with Rule 415(a)(1)(i).

Oracle Partners and affiliates
------------------------------

Of the 9,298,170 shares being registered, 803,000 shares are being registered on behalf of Oracle
Partners, L.P. and its affiliates ("Oracle").  These
803,000 shares represent common stock underlying convertible promissory notes held by Oracle. Oracle holds convertible notes which, as amended, have a maturity date of April 28, 2007. These notes were first issued by the Company in favor of Oracle in September, 2000. The Company sold such convertible promissory notes to Oracle over six years ago, received payment for the notes, and now wishes to register the securities underlying such notes.
Though Oracle has the right to convert its notes into shares of the Company, the Company, under certain circumstances may make payment in cash to Oracle to retire the notes, rather than by means of issuance of Company shares. As at the time of this offering we cannot ascertain whether the notes held by Oracle will ever be converted into securities of the Company, the Company submits that the registration of such shares is in compliance with Rule 415(a)(1)(i).

SCO Capital Partners and affiliates
-----------------------------------

Of the 9,298,170 shares being registered, 8,409,087 are being registered on behalf of SCO Capital
Partners and its affiliates ("SCO"). 4,545,453 of such shares represent shares of common stock underlying convertible promissory notes held by SCO, and 3,863,634 of such shares represent securities underlying warrants held by SCO. The convertible promissory notes and warrants held by SCO were issued on February 16, 2006 pursuant to a Note and Warrant Purchase Agreement (the "Agreement"). The
Company received payment under the Agreement on February 16, 2006 and now wishes to register the securities underlying such notes and warrants as required under the terms of the Agreement. As we cannot ascertain whether the notes held by SCO will ever be converted into securities of the Company, or whether the warrants held by SCO will ever be exercised for securities

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
July 26, 2006
Page 3

of the Company, the Company submits that the registration of such shares is in compliance with Rule 415(a)(1)(i).

The issuances of the notes, and notes and warrants to Oracle and SCO respectively date back approximately six years in the first instance and six months in the latter. And, the Company has previously received proceeds in connection with the issuance of such securities. Under Rule
415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed basis in the future, as long as the registration statement pertains only to "securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary." The shares being registered are not on behalf of the Company, but rather on behalf of Cornell, Oracle and SCO - none of which are a subsidiary of the Company, or of which the Company is a subsidiary. Therefore, the Company respectfully submits that its registration of the 9,298,170 shares on Form S-1 is in compliance with Rule 415(a)(1)(i).



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If you have any questions regarding this matter or
require any additional information, please contact the undersigned at (617) 951-8874. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response.

Very truly yours,

/s/ John J. Concannon, III.

John J. Concannon, III., Esq.
Bingham McCutchen LLP

cc: Dr. Rosemary Mazanet
    Mr. Stephen B. Thompson